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PRUDENTIAL WORLD FUND, INC.

Gateway Center Three, 4th floor
100 Mulberry Street

Newark, New Jersey 07102-4077

March 6, 2012

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:     Prudential World Fund, Inc.

Post-Effective Amendment No. 61 to the Registration Statement
under the Securities Act of 1933 (No. 002-89725) and
Amendment No. 62 to the Registration Statement under
the Investment Company Act of 1940 (No. 811-03981)

Filed December 30, 2011__________________________

Mr. Larry Greene
Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Greene:

We filed through EDGAR on December 30, 2011 on behalf of Prudential World Fund, Inc. (“Registrant”) Post-Effective Amendment No. 61 to its Registration Statement under the Securities Act of 1933 Act (the “1933 Act”) and Amendment No. 62 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(2) of the Securities Act of 1933 solely for the purpose of adding a new, fourth series to Registrant, Prudential Global Opportunities Fund (the “Fund”), with effectiveness designated as March 14, 2012.

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on March 1, 2012 on the Amendment. For your convenience, a summary of the Staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. The responses will be included in Post-Effective Amendment No. 63 to Registrant’s registration statement.

Prospectus

1.      Comment

Consider recent guidance by the staff of the SEC regarding derivatives disclosure that was contained in a letter dated July 30, 2010 from the SEC to the Investment Company Institute.

Response

Registrant will consider such guidance and will make any additional revisions to the Fund’s disclosure that are necessary.

2.      Comment

In the “Annual Fund Operating Expenses” table:

(a)	Add a line item related to Acquired Fund fees, if applicable.

(b)	In footnote 2, the contractual fee waiver is stated to exclude 12b-1 fees, interest, brokerage, extraordinary and certain other expenses, including taxes, interest and brokerage commissions. The Staff inquired as to whether interest, which is excluded from the fee waiver, is included under “Other Expenses.”

(c)	In footnote 2, the Staff requested disclosure regarding who can terminate the contractual fee waiver and under what circumstances (see Instruction 3(e) to Item 3 of Form N-1A ).

Response

(a)

Although the Fund may invest in other funds, the amount of estimated expenses attributable to acquired funds does not exceed 0.01% (one basis point) of the Fund’s average net assets, and as a result t he amount of such investments does not require a separate line item under Instruction 3(f)(i) to Item 3 of Form N-1A.

(b)	Interest expense, which is excluded from the fee waiver, is not an operating expense of the Fund and as a result is not included under “Other Expenses.” Interest expense would be deducted from the Fund’s dividend or interest income.

(c)	Disclosure will be added that, “The decision whether to renew, modify or terminate the waiver is subject to review by the Manager, the Distributor, and the Fund’s Board of Directors.”

3.      Comment

Under “Investments, Risks and Performance – Principal Investment Strategies,” revise the disclosure, as necessary, to convey a policy that under normal market conditions, the Fund invests a significant amount of its assets in a significant number of countries.

Response

As revised, the disclosure will read as follows: “The Fund will invest primarily in equity and equity-related securities of companies located around the world. The Fund can invest without limit in foreign securities, typically invests in a number of different countries, and may invest a significant portion of its assets in companies located in emerging markets.”

4.      Comment

Under “Investments, Risks and Performance – Principal Risks of Investing in the Fund – Geographic Concentration Risk,” if investments in any single country approach 25% of the Fund’s total assets, identify the country.

Response

The Fund has not adopted a policy under Section 8(b) of the 1940 Act to concentrate investments in any single country. For clarity, this section will be revised to read as follows:

Geographic Concentration Risk. The Fund’s performance could be closely tied to the market, economic, political, regulatory or other conditions in the countries or regions in which the Fund invests. This can result in more pronounced risks based upon conditions that impact one or more countries or regions more or less than other countries or regions.

5.      Comment

Under “How the Fund Invests – Investment Objective and Policies,” indicate whether the Fund may invest in convertible securities rated below investment grade.

Response

The penultimate sentence of the second paragraph under this header will be revised to read as follows: “The Fund may also purchase convertible securities that are rated investment grade or if not rated, believed by the Subadviser to be of comparable quality to investment grade obligations (see “Fixed-Income Obligations,” below).”

6.      Comment

Under “Other Investments and Strategies – Exchange Traded Funds,” add disclosure regarding duplicate fees. Also, add a line item to the Fee Table related to Acquired Fund fees, if applicable.

         Response

(a)	A new final sentence will be added that, “Investing in ETFs may entail duplicate fees.”

(b)	Although the Fund may invest in other funds, including ETFs, the amount of estimated expenses attributable to acquired funds does not exceed 0.01% (one basis point) of the Fund’s average net assets, and as a result t he amount of such investments does not require a separate line item under Instruction 3(f)(i) to Item 3 of Form N-1A.

7.      Comment

Under “Other Investments and Strategies – When-Issued and Delayed-Delivery Securities,” add disclosure regarding leverage and segregation of assets.

Response

Disclosure will be added at the end of the paragraph as follows: “These types of investments potentially leverage the Fund, which could magnify losses. The Fund will segregate liquid assets, marked-to-market daily, with a value equal to any such investments.”

8.      Comment

Under “Other Investments and Strategies – Short Sales,” if dividend expense on securities sold short as as a percentage of net assets estimated for the current fiscal year is greater than 0.05% (i.e, 5 basis points), add a line item to the Fee Table.

Response

Estimated dividend expense on securities sold short is less than 5 basis points and as a result, a separate line item in the Fee Table for dividend expense on securities sold short is not necessary.

9.      Comment

(a)	Under “Other Investments and Strategies – Reverse Repurchase Agreements,” explain that borrowing is limited to no more than 33-1/3% of the Fund’s total assets.

(b)	The Staff asked whether the estimated interest rate expense on reverse repurchase agreements is included under “Other Expenses” in the Fee Table.

Response

(a)

Disclosure will be added to the end of the paragraph as follows: “Borrowing, including any reverse repurchase agreements that involve borrowing, shall not exceed 33-1/3% of the value of the Fund’s total assets.”

(b)

Interest expense, including interest expense on reverse repurchase agreements, is not an operating expense of the Fund and as a result is not included under “Other Expenses” in the Fee Table. Interest expense would be deducted from the Fund’s dividend or interest income.

Statement of Additional Information(SAI)

1.      Comment

Under “Investment Risks and Considerations – Investment in Other Investment Companies,” explain the reference to wholly-owned investment entities created under the laws of certain countries.

Response

This disclosure will be deleted as not applicable to the Fund.

2.      Comment

Under “Investment Risks and Considerations – Securities Lending,” add disclosure that the securities lending agent may be an affiliate and that there may be a conflict.

Response

The disclosure that separately appears later in the SAI under “Other Service Providers – Securities Lending Agent” will be repeated under “Investment Risks and Considerations – Securities Lending” and will read as follows: “Prudential Investment Management (“PIM”) serves as securities lending agent for the Fund, and in that role administers the Fund’s securities lending program. PIM is an affiliate of PI. For its services, PIM receives a portion of the amount earned by lending securities.”

3.      Comment

Under “Investment Restrictions”:

(a)

Investment Restriction #6, which is a fundamental investment policy, provides that investments in bonds, debentures and other debt securities shall not be considered the making of a loan and shall be permitted consistent with the Fund’s investment objective. The Staff observed that the Fund’s investment objective is a non-fundamental investment policy, and questioned whether it is appropriate to allow a fundamental investment policy to be revised by a change in non-fundamental investment policy (i.e., to be revised by a change in the Fund’s non-fundamental investment objective).

(b)	It is stated that for purposes of Investment Restriction #2, the Fund can borrow up to 33-1/3% of the value of its total assets. Add disclosure that to the extent a reverse repurchase agreement is a borrowing, reverse repurchase agreements are included in the limitation on borrowing.

(c)	The Staff asked whether the investment restriction prohibiting concentration in any one industry, except for defensive purposes and excluding investments in securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities, was a fundamental investment restriction.

(d)	The Staff inquired whether the expansive investment restrictions regarding investments in real estate and commodities (#3 and #4, respectively) were updated policies for the Prudential funds and whether they would appear in registration statements for other new Prudential funds.

Response

(a)	The reference to “consistent with the Fund’s investment objective” will be deleted from Investment Restriction #6.

(b)	The requested disclosure will be added.

(c)	The restriction prohibiting concentration except as otherwise provided is a fundamental investment restriction. It will be numbered as fundamental investment restriction #7.

(d)	These updated policies are expansive to allow the Fund to keep ownership of real estate or physical commodities that are acquired upon exercise of instruments relating to real estate or physical commodities until they can be disposed of in an orderly manner. We anticipate these policies will appear in registration statements for other new Prudential funds.

Tandy Representations

In connection with the Commission Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
(b) Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Registrant may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at 973-367-1495. Thank you for your assistance in this matter.

                                   Very truly yours,

                                   /s/ Katherine P. Feld

                                   Katherine P. Feld

                                   Vice President & Corporate Counsel

                                   Prudential Investments LLC

cc: Jonathan Shain

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